PMV PHARMACEUTICALS, INC.

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (the "Agreement") is made and entered into by and between **PMV PHARMACEUTICALS, INC.**, a Delaware corporation (the "Company"), and **Charles Baum, M.D., Ph.D.**, an individual ("Consultant"), effective as of the date of last signature hereto ("Effective Date").

RECITALS

WHEREAS, Consultant has unique skills and knowledge in the Company's field of endeavor and thus is well suited to advise the Company; and

WHEREAS, the Company desires that Consultant advise and consult with the Company and Consultant agrees to provide such assistance to the Company through a consulting relationship with the Company;

NOW THEREFORE, in consideration of the mutual obligations specified in this Agreement, the parties agree to the following:

1. **CONSULTING SERVICES ENGAGEMENT.** The Company hereby retains Consultant, and Consultant hereby accepts such retention, to perform consulting services for the Company as set forth herein.

    1.1. **SERVICES.** Consultant shall provide services described in Exhibit 1 ("Services") for the Company.

    1.2. **COMPENSATION.** Company agrees to pay Consultant the compensation set forth in Exhibit 1. The parties agree that the compensation is reasonable compensation, and consistent with fair market value in arm's-length transactions for similar services. Consultant will provide the Company with a completed trade registry extract (or Internal Revenue Service form W-8EN or similar document) before any compensation is paid under this Agreement.

    1.3. **TERM AND TIME COMMITMENT.** This Agreement will commence on the Effective Date and will continue from the Effective Date unless terminated earlier by either party according to Section 1.7 below.

    1.4. **PAYMENT TERMS AND EXPENSE REIMBURSEMENT:**

        1.4.1. **PAYMENT.** Company shall pay Consultant on a monthly basis.

        1.4.2. **EXPENSES.** The Company shall reimburse Consultant for expenses actually incurred by Consultant in performing the Services, including but not limited to travel and accommodation expenses, so long as such expenses are reasonable and necessary as determined by the Company and, where such policies exist, comply with the

Company's expense policies. Consultant shall maintain adequate books and records relating to any expenses to be reimbursed. Consultant shall submit in a timely manner original receipts along with invoices and summarize expenses in a form acceptable to the Company.

1.5. **REPRESENTATIONS.** Consultant represents that he (i) if applicable, has the approval of Consultant's employer to perform the Services and receive the payments detailed in this Agreement; (ii) has not been debarred, convicted, or subject to a pending debarment or conviction, pursuant to the United States Food Drug and Cosmetic Act or applicable laws and regulations; (iii) agrees to abide by all legal restrictions placed upon Consultant by applicable laws, physician codes of conduct, hospital rules or otherwise; and (iv) has no relationship with third parties, including competitors of the Company, that would present a conflict of interest with the performance of the Services.

1.6. **INDEPENDENCE; INDEPENDENT CONTRACTOR STATUS.** It is understood and agreed that (i) neither Consultant's provision of the Services, nor his receipt of consideration under this Agreement shall require, induce, or in any way influence Consultant to promote, recommend, require the use of, or list on any formulary, any pharmaceutical product manufactured, produced or distributed by the Company, and (ii) Consultant is an independent contractor, is not an agent or employee of the Company, and is not authorized to act on behalf of the Company. Consultant will not be eligible for any employee benefits, nor will the Company make deductions from any amounts payable to Consultant for taxes or insurance. All payroll and employment taxes, insurance, and benefits shall be the sole responsibility of Consultant. Consultant retains the right to provide services for others during the term of this Agreement and is not required to devote his services exclusively for the Company.

1.7. **TERMINATION.** The Company or Consultant may terminate this Agreement at any time by giving ten (10) business days' written notice. Company may terminate this Agreement immediately upon written notice and without prior notice if Consultant refuses to or is unable to perform the Services or is in breach of any material provision of this Agreement. In the event of such termination, Consultant shall cease work immediately after receiving such notice of termination, unless otherwise agreed to in writing with the Company. At the time of termination of this Agreement for any reason, Consultant shall return to the Company all Information, Service Product, and other materials belonging to the Company, and shall notify the Company of any compensation earned and expenses incurred up to the termination date, which compensation and expenses shall be paid by the Company within 30 days of the Company's receipt of Consultant's invoice for same.

2. **CONFIDENTIALITY AND ASSIGNMENT OF INVENTIONS.** As a condition of this Agreement, Consultant agrees to all the terms of Section 1, Exhibit 2 (Confidentiality) and Section 2, Exhibit 2 (Assignment of Inventions).

3. **SURVIVING SECTIONS.** Sections 1 (Confidentiality) and 2 (Ownership of Inventions) of Exhibit 2 of the Agreement shall survive any termination of this Agreement for the period of five (5) years from the execution of this agreement.

4. **ASSIGNMENT; BENEFIT.** This Agreement is for the personal services of Consultant and may not be assigned by him, nor shall it be assignable by operation of law, without the prior written consent of the Company. This Agreement may not be assigned by the Company, nor shall it be assignable by operation of law, without the prior written consent of Consultant. The parties' rights and obligations under this Agreement will bind and inure to the benefit of their respective successors, heirs, executors, and administrators and permitted assigns.

5. **GOVERNING LAW; SEVERABILITY.** This Agreement shall be governed by and construed according to the laws of the State of New Jersey without regard to its conflict of laws rules. If any provision of this Agreement is found by a court of competent jurisdiction to be unenforceable, that provision shall be severed and the remainder of this Agreement shall continue in full force and effect.

6. **COMPLETE UNDERSTANDING; MODIFICATION.** This Agreement, together with any Exhibits attached hereto, constitutes the final, exclusive and complete understanding and agreement of the Company and Consultant with respect to the subject matter hereof. Any waiver, modification or amendment of any provision of this Agreement shall be effective only if in writing and signed by Consultant and a Company officer.

7. **LIABILITY.** Consultant represents that he is experienced and qualified to perform the Services hereunder and shall use his best efforts to provide the Services with the highest level of skill and professionalism. Except for the foregoing, Consultant makes no warranties with regard to the Services and none shall be implied. In no event shall Consultant be liable for special or consequential damages, either in contract or tort, whether or not the possibility of such damages has been disclosed to Consultant in advance or could have been reasonably foreseen by Consultant. In the event this limitation of damages is held unenforceable, the parties agree that because of the difficulty in foreseeing possible damages, Consultant's liability to the Company shall not exceed the amount of any payments made by the Company to Consultant under this Agreement, any such liability for payment to be construed as liquidated damages and not as a penalty.

8. **NOTICES.** Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or sent by certified or registered mail, three days after the date of mailing.

If to the Company:

If to the Consultant:

PMV Pharmaceuticals, Inc.
One Research Way
Princeton, NJ 08540

Charles Baum, M.D., Ph.D
6960 The Preserve Way
San Diego, CA 92130

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

PMV PHARMACEUTICALS, INC.	**CHARLES BAUM, M.D., PH.D.**
By: Electronically signed by: David Mack Reason: I approve this document. Date: Feb 13, 2024 12:34 EST	
David Mack, President & CEO (Name & Title)	Consultant (Title)
Date: 13-Feb-2024	Date: Feb 13, 2024

Exhibit 1

1. **SERVICES:** Provide the Company with senior clinical advisory services, and as to such other matters as may be mutually agreed by the Company and Consultant.

2. **COMPENSATION:**

    2.1. Consultant will be paid annual compensation of $100,000, payable in monthly installments, on the 1st of each calendar month.

3. **EXPENSES:** Consultant shall be reimbursed for reasonable expenses incurred in performance of Consultants' obligations; provided these expenses shall be invoiced on a monthly basis and are approved by the Company. Domestic air travel, if approved by the Company, shall be reimbursed at business or comparable rate; international air travel, if approved by the Company, shall be reimbursed at business or comparable rate.

4. **TIME COMMITMENT:** Consultant shall provide consulting services to the Company at Company's reasonable request for the term of the agreement of approximately up to 8-10 hours per month, and as mutually agreed between Consultant and Company.

5. **CONTACT PERSON:** David Mack, Ph.D., Company's President & CEO

Exhibit 2

Confidentiality and Assignment of Invention

1. **Confidential Information.**

   1.1. Subject to the limitations set forth in Paragraph 1.2, all information disclosed by Company to Consultant or generated by Consultant in the course of performing the Services shall be "Confidential Information." In particular, Confidential Information shall include, but not be limited to, information relating to any compound, chemical, peptide, protein, complex, conjugate, assay, biological material, virus, extract, media, vector, gene sequence, cell, cell component, cell line, formulation or sample; any procedure, discovery, invention, formula, data, result, process, idea or technique; any trade secret, trade dress, copyright, patent or other intellectual property right, or any registration or application therefore, or materials relating thereto; and any information relating to any of the foregoing or to any research, development (including pre-clinical and clinical development), manufacturing, engineering, marketing, servicing, sales, financing, legal or other business activities or to any present or future products, prices, plans, forecasts, suppliers, clients, customers, employees, consultants or investors; whether in oral, written, graphic or electronic form.

   1.2. The term "Confidential Information" shall not include information which Consultant can demonstrate by competent written proof: (a) is now, or hereafter becomes, through no act or failure to act on the part of Consultant, generally known or available in the public domain; (b) is known by Consultant at the time of receiving such information as evidenced by his/her records or other reasonable proof; or (c) is hereafter furnished to Consultant by a third party, as a matter of right and without restriction on disclosure.

   1.3. Consultant shall maintain all Confidential Information received from Company in trust and confidence and shall not disclose without the prior written permission of the Company any such Confidential Information to any third party or use any such Confidential Information for any unauthorized purpose. In particular and without limitation, Consultant shall not use any Confidential Information to support any patent application or related filing. Consultant may use such Confidential Information only to the extent required to perform the Services. Consultant shall not use Confidential Information for any purpose or in any manner, which would constitute a violation of any laws or regulations, including without limitation the export control laws of the United States. Nothing in this Agreement shall be construed to grant Consultant any rights or licenses (a) under Company's trade secrets, trademarks, inventions, copyrights, patents or other intellectual property rights, or (b) to retain, distribute or commercialize any Confidential Information belonging to Company, in either case, except as necessary to perform the Services.

   1.4. **Other Employer Information.** Consultant agrees that he will not, during his engagement with the Company, improperly use or disclose any proprietary information or trade secrets of his former or concurrent employers, companies or clients, if any, and that he will not bring onto the premises of the Company any unpublished documents or any

6

property belonging to his former or concurrent employers, companies or clients unless consented to in writing by said employers, companies or clients.

1.5. **Third Party Information**. Consultant recognizes that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company's part to maintain the confidentiality of such information and, in some cases, to use it only for certain limited purposes. Consultant agrees that he owes the Company and such third parties, both during the term of his engagement and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm or corporation (except in a manner that is consistent with the Company's agreement with the third party) or use it for the benefit of anyone other than the Company or such third party (consistent with the Company's agreement with the third party).

2. **Assignment of Inventions.**

2.1. **Disclosure of Inventions**. Consultant shall promptly and fully disclose to the Company any and all ideas, improvements, inventions, know-how, techniques and works of authorship developed by Consultant during his performance of the Services for the Company (the "Service Product"). Consultant agrees to keep and maintain adequate and current records (in the form of notes, sketches, drawings or in any other form that may be required by the Company) of all work performed relating to the Services, including all proprietary information developed relating thereto, and such records shall be available to and remain the sole property of the Company at all times.

2.2. **Inventions Assigned to the Company**. Consultant agrees that any and all Service Product shall be the sole and exclusive property of the Company. Consultant hereby assigns to the Company all his right, title and interest in and to any and all Service Product. Consultant explicitly acknowledges and agrees that all works of authorship contained in the Service Product are "works for hire" under the copyright laws of the United States, and that the Company shall own the copyright in all such works of authorship.

Consultant further agrees that the Company is and shall be vested with all rights, title and interests, including patent, copyright, trade secret and trademark rights, in all of Consultant's Service Product under this Agreement.

2.3. **Obtaining Intellectual Property Protection**. Consultant agrees to assist the Company in every proper way to obtain and enforce United States and foreign proprietary rights relating to the Service Product in any and all countries. To that end, Consultant agrees to execute, verify and deliver such documents and perform such other acts (including appearing as a witness) as the Company may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such proprietary rights and the assignment thereof. In addition, Consultant agrees to execute, verify and deliver assignments of such proprietary rights to the Company or its designee. Consultant's obligation to assist the Company with respect to proprietary rights in any and all countries shall continue beyond the termination of his engagement, but the Company shall compensate Consultant at a reasonable rate after such termination for the time actually spent by Consultant at the Company's request on such assistance.

In the event the Company is unable for any reason, after reasonable effort, to secure Consultant's signature on any document needed in connection with the actions specified in the preceding paragraph, Consultant hereby irrevocably designates and appoints the Company and its duly authorized officers and agents as his agent and attorney in fact, to act for and in his behalf to execute, verify and file, with the same legal force and effect as if executed by him, any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph. Consultant hereby waives and quitclaims to the Company any and all claims of any nature whatsoever which Consultant now or may hereafter have for infringement of any proprietary rights assigned to the Company.